Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

J. Stephen Feinour, Jr.
(215) 564-8521
jfeinourjr@stradley.com

February 24, 2020

Filed via EDGAR
Ms. Karen Rossotto
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject:	AIM ETF Products Trust (the “Trust”) (File Nos. 811-23504; 333-235734)

Dear Ms. Rossotto:

On behalf of the Trust, below are the Trust’s responses to the comments you provided us with regard to the Trust’s initial registration statement on Form N-1A (the “Registration Statement”) relating to the registration of the AllianzIM U.S. Large Cap Buffer10 Apr ETF, AllianzIM U.S. Large Cap Buffer15 Apr ETF (to be renamed the AllianzIM U.S. Large Cap Buffer20 Apr ETF), AllianzIM U.S. Large Cap Buffer25 Apr ETF, AllianzIM International Buffer15 Apr ETF and AllianzIM Emerging Markets Buffer20 Apr ETF series of the Trust.  The Registration Statement was filed with the U.S. Securities and Exchange Commission (“SEC”) on December 27, 2019 under Section 8 of the Investment Company Act of 1940, as amended (the “1940 Act”), and Section 6 of the Securities Act of 1933, as amended (the “Securities Act”). The Trust is no longer seeking to register the AllianzIM U.S. Large Cap Buffer25 Apr ETF, AllianzIM International Buffer15 Apr ETF and AllianzIM Emerging Markets Buffer20 Apr ETF as part of the Trust’s initial Registration Statement and, therefore, those Funds will be removed from the Registration Statement.  Below we have provided your comments and the Trust’s response to each comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

General

1.            Comment: We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response: The Trust acknowledges this comment.

2.            Comment: Please supplementally explain if the Fund has submitted or intends to submit an

Philadelphia, PA • Harrisburg, PA • Malvern, PA • Cherry Hill, NJ • Wilmington, DE • Washington, DC • New York, NY • Chicago, IL
A Pennsylvania Limited Liability Partnership

exemptive application or no-action request in connection with the registration statement, or if the Fund anticipates requesting such relief in the future.

Response: The Trust confirms it has not submitted an exemptive application or no-action request in connection with the registration statement and currently does not intend to do so.  The Funds will rely on Rule 6c-11 under the 1940 Act and the corresponding Securities Exchange Act of 1934 (the “1934 Act”) SEC exemptive order (SEC Release No. 34-87110 (Sept. 25, 2019)).

3. Throughout the registration statement, please avoid technical terminology and complex language. See, Form N-1A, General Instruction C.(c).

Response: The Trust acknowledges this comment and has made appropriate revisions to the Registration Statement.

Prospectus

AllianzIM U.S. Large Cap Buffer10 Apr ETF

Cover Page

4.            Comment: The disclosure in the first bullet on the Cover Page states “[t]he Fund’s investment objective intends to provide return attribute characteristics that are distinct from traditional strategies.” First, revise the disclosure to clarify that this is not the Fund’s investment objective. Second, the meaning and purpose of this disclosure is unclear. Please delete or revise and clarify the meaning of this bullet in plain English.

Response: The Trust has revised the above-cited disclosure as requested.

5.            Comment: The disclosure in the second bullet states “[t]he Fund uses FLEX Options to pursue a defined outcome strategy that seeks to achieve investment outcomes based upon the performance of an underlying security or index at the end of the Outcome Period [emphasis added].” The term “Outcome Period” has not yet been defined. Please define Outcome Period here, or provide a cross reference to the definition.

Response: The Trust has revised the disclosure as follows:

The Fund uses FLEX Options to seek to deliver returns that match, at the end of a specified one-year period described below (the “Outcome Period”), the returns of the S&P 500 Price Index up to the Cap (defined below), while limiting downside losses by the amount of the Buffer (defined below). The outcomes sought by the Fund may only be realized where a shareholder holds shares of the Fund for the entire Outcome Period.

As of the date of this prospectus, the outcomes sought by the Fund are based upon the performance of the S&P 500 Price Index over the Outcome Period of April 1, 2020 through March 31, 2021. Following this Outcome Period, each subsequent Outcome Period will be a one-year period from April 1 to March 31.

6.            Comment: In the second sentence of the third bullet, please replace the phrase “at the beginning” with “on the first day.”

Response: The above-cited disclosure has been deleted and the Trust notes that additional clarifying disclosure has been added to the prospectus in response to this comment.

7.            Comment: In the fourth bullet, the disclosure states that “the Fund’s returns are based upon the performance of the [TBD LARGE CAP] Price Index… .” Since the Fund’s returns are based upon a price-return index, which does not reflect the reinvestment of dividends, disclose, if accurate, that the Fund’s returns do not reflect the reinvestment of dividends.

Also in the same bullet, cap is defined as “cap,” whereas in the second bullet it is defined as “Cap.” As the cap and buffer are principal components of the Fund’s investment strategy, please consider defining these terms clearly and in plain English here. Please refer to the defined terms consistently throughout the registration statement.

Response: The Trust notes that the Fund’s principal investments in FLEX Options do not provide for dividends to the Fund, as disclosed in the prospectus (see, e.g., “Investor Considerations”).  The Trust confirms that the Fund’s returns will reflect the reinvestment of dividends, if any, consistent with the requirements of Form N-1A.  The Trust confirms that the Registration Statement, as revised, clearly defines the terms “Cap” and “Buffer,” and those defined terms are used consistently throughout the Registration Statement.

8.            Comment: In the fifth bullet, first sentence, the disclosure states “[t]he Fund only seeks to provide shareholders that hold shares for the entire Outcome Period with a buffer against the first 10% of [TBD LARGE CAP] Price Index losses (based upon the value of the [TBD LARGE CAP] Price Index at the time the Fund entered into the FLEX Options at or near the beginning of the Outcome Period) during the Outcome Period [emphasis added].” Please replace “at or near the beginning” with “the first day,” or a similarly precise time (e.g., the first business day).

Response: The Trust has revised the above-cited disclosure as follows:  “… at the time the Fund enters into the FLEX Options on the business day immediately prior to the first day of the Outcome Period”, and has made other clarifying changes in response to this comment.

9.            Comment: In the same bullet, second sentence, the disclosure states “[y]ou will bear all [TBD LARGE CAP] Price Index losses exceeding 10% on an expected one-to-one basis [emphasis added].” Please explain supplementally why the phrase “an expected” is included here (is there any circumstance in which the losses would not be born on a one-to-one basis?)

Response: The Trust confirms that Fund shareholders are expected to bear all S&P 500 Price Index losses exceeding 10% on a one-to-one basis, and that the phrase “an expected” is included in this context in the event unforeseen circumstances arise that prevent the Fund from achieving its objective, similar to disclosure elsewhere in the prospectus stating that there is no guarantee that the Fund will successfully achieve its investment objective or that the outcomes sought for an Outcome Period will be realized.

10.          Comment: Please disclose on the Cover Page a simple and clear description of the goal of the Fund. For example, consider disclosing here the language from page 10, Buffered Loss Risk, “[t]he Fund’s strategy seeks to deliver returns that match those of the [TBD LARGE CAP] Price Index (up to the cap), while limiting downside losses if Shares are bought on the day on which the Fund enters into the FLEX Options and held until those FLEX Options expire at the end of each Outcome Period.” Please also delete this disclosure from Buffered Loss Risk as it does not describe a risk to investors of the Fund.

Response: The Trust has revised the Cover Page as requested. The Trust has also removed the above-cited disclosure from the Buffered Loss Risk as requested.

Prospectus Summary

11.          Comment: On page 2, in Principal Investment Strategies, General Strategy Description, the disclosure states “[u]nder normal market conditions, the Fund invests at least 80% of its net assets in instruments that create exposure to U.S. large cap equity securities.” Immediately following “net assets,” please insert the phrase “plus any borrowings for investment purposes.” In addition, please supplementally confirm that 80% of the Fund’s net investments, plus any borrowings for investment purposes, have similar economic characteristics to U.S. large cap equity securities.

Response: The following language is currently set forth in the statement of additional information (“SAI”) for the Fund under “Names Rule Policies”:  “Net assets for purposes of an 80% policy include the amount of any borrowings for investment purposes” (emphasis added).  Because the Fund does not intend to engage in borrowings for investment purposes as part of its principal investment strategies, the Trust does not believe that disclosure in the prospectus of the impact of borrowings on the 80% policy for the Fund is needed or appropriate at this time.  The Trust confirms that, under normal market conditions, 80% of the Fund’s net investments, plus any borrowings for investment purposes, will create investment exposures having similar economic characteristics to U.S. large cap equity securities.

12.          Comment: Also in this paragraph, please disclose how many securities are included in the index and how the index defines large cap securities. In addition, please describe in plain English what an option contract is.

Response: The Trust has revised the disclosure as requested.

13.          Comment: In the second paragraph in General Strategy Description, the disclosure in the first sentence states “[t]he Fund uses FLEX Options to employ an outcome-based strategy which seeks to match the performance of the [TBD LARGE CAP] Price Index, subject to a buffer and cap.” Please revise this sentence in plain English. In particular, please describe what an “outcome-based strategy” is and what a “buffer and cap” is.

Response: The Trust has made clarifying revisions throughout this section of the prospectus to streamline and rephrase the disclosure in plain English as appropriate. Specifically, the above-cited disclosure has been revised as follows:

The Fund pursues a buffered outcome strategy that seeks to match the returns of the S&P 500® Price Return Index (“S&P 500 Price Index”), at the end of a specified one-year period from April 1 to March 31, as described below (the “Outcome Period”), subject to an upside maximum percentage return (the “Cap”) and a downside buffer against the first 10% of losses (the “Buffer”).

14.          In regard to the disclosure in the bullets in this section, please address the following comments:

a. In the first bullet, the disclosure states that “the combination of FLEX Options held by the Fund is designed to provide upside participation that is intended to match that of the [TBD LARGE CAP] Price Index… .” Please revise this disclosure in plain English. In particular, please clarify the term “upside participation.”

Response: The Trust has revised the disclosure as follows:

If the S&P 500 Price Index has appreciated in value as of the end of the Outcome Period, the combination of FLEX Options held by the Fund is designed to provide positive returns that match the return of the S&P 500 Price Index, up to the Cap.

b. In the second bullet, the disclosure states that “the combination of FLEX Options held by the Fund is designed to provide a payoff at expiration that is intended to compensate for losses experienced by the [TBD LARGE CAP] Price Index (if any), in an amount not expected to exceed 10% before fees and expenses.” Again, please revise this disclosure in plain English. In particular, please clarify what a “payoff at expiration” refers to.

Response: The Trust has revised the disclosure as follows:

If the S&P 500 Price Index has decreased in value as of the end of the Outcome Period, the combination of FLEX Options held by the Fund is designed to compensate for losses experienced by the S&P 500 Price Index in an amount up to 10% of such losses.

c. In the third bullet, please clarify what a “one-to-one basis” is.

Response: The Trust has revised the above-cited disclosure as follows:

If the S&P 500 Price Index has decreased in value by more than 10% as of the end of the Outcome Period, the Fund is expected to experience all subsequent losses experienced by the S&P 500 Price Index on a one-to-one basis, meaning that the Fund will decrease 1% for every 1% decrease in the S&P 500 Price Index (i.e., if the S&P 500 Price Index loses 20%, the Fund loses approximately 10%).

15.          Comment: In Buffer and Cap, in the carry-over paragraph at the top of page 4, a majority of the paragraph is bolded. If there are particular concepts you believe should be emphasized for investors, consider disclosing in bold only those concepts. Please also present the disclosure in this paragraph clearly and in plain English. Please make similar changes to the bolded language throughout this section.

Response: The Trust has reviewed the disclosure in the above-cited paragraph and has made clarifying revisions where appropriate.  The Trust notes that certain disclosure has also been moved to the Item 9 section of the prospectus and further revised in response to other comments provided.

16.          Comment: Also in Buffer and Cap, in the carry-over paragraph at the top of page 4, please consider disclosing more prominently (e.g., set-off and in bold) the last two sentences of this paragraph.

Response: The Trust has revised the disclosure as requested.

17.          Comment: On page 5, in Buffer and Cap, the penultimate sentence in the first paragraph, beginning “[t]he portfolio manager will calculate…” is long and technical. Please break up the sentence and revise for plain English.

Response: The above-cited disclosure has been deleted.

18.          Comment: On page 5, in Use of Flex Options, the disclosure in the last sentence of the first paragraph states “[t]he strike prices are set such that when the FLEX Options are exercised on the final day of the Outcome Period, the outcomes may be obtained, depending on the performance of the [TBD LARGE CAP] Price Index over the duration of the Outcome Period.” Please explain in plain English what the “outcomes” that may be obtained are.

Response: The Trust has revised the disclosure in response to this comment, consistent with clarifying revisions made in response to comment 13 above, and notes that this disclosure has also been moved to the Item 9 section of the prospectus.

19.          Comment: On page 5, in the second paragraph in Use of Flex Options, the second sentence beginning “[i]n seeking to achieve these returns…” is highly technical and uses complex language. Please revise to break up this sentence and present this disclosure clearly and in plain English. In doing so, avoid excessive use of parentheticals. In addition, Form N-1A, General Instructions, section C.(b). states that the disclosure in the Prospectus Summary should be as simple and direct as reasonably possible and should include only as much information as is necessary to enable an average or typical investor to understand the particular characteristics of the Fund. Please revise the Prospectus Summary in a matter consistent with this instruction.

Response: The Trust has revised the above-referenced disclosure and the fund summary section in response to this comment.

20.          Comment: In this section, at the bottom of page 6, the disclosure states “[t]he following charts illustrate the hypothetical returns that the FLEX Options seek to provide with respect to the performance of the [TBD LARGE CAP] Price Index in certain illustrative scenarios over the course of the entire Outcome Period [emphasis added].” Please clarify in the disclosure that these graphs illustrate the outcomes based on the hypothetical performance of the [TBD LARGE CAP] Price Index for a shareholder that holds shares for the entirety of the Outcome Period. Please also clarify these are returns the Fund seeks to provide, not the FLEX Options.

Response: The Trust has revised the disclosure as requested.

21.         Comment: On page 8, in General Information on the Flex Options, the disclosure in the first line of the second paragraph refers to “both purchased and written put and call FLEX Options.” Please explain in plain English the difference between these two types of options.

Response: The Trust confirms that the disclosure, as revised, includes a plain English explanation of these two types of options.

22.          Comment: On page 10, in Capped Upside Risk, please include the disclosure from the last line of the second paragraph on page 4 stating clearly that “the cap is the maximum return an investor can achieve from an investment in the Fund for that Outcome Period.”

Response: The Trust has revised the disclosure as requested.

23.          Comment: On page 13, in regard to the disclosure in Derivatives Risk, please review the adequacy of the disclosure concerning the use of derivatives by the Fund and make appropriate revisions in light of the observations set forth in the letter from Barry Miller, Associate Director, Division of Investment Management, to Karrie McMillan, General Counsel, Investment Company Institute, July 30, 2010 (at http://www.sec.gov/divisions/investment/guidance/ici07010.pdf).

Response: The Trust has reviewed the Fund’s principal risk disclosure regarding the Fund’s derivative investments, including risks related to FLEX Options, and believes the disclosure, as revised,

adequately and appropriately discloses the risks of such investments and is consistent with the above-cited SEC guidance.

24.          Comment: Because “the Fund’s returns are based upon the performance of the [TBD LARGE CAP] Price Index” consider including in the Principal Risks section disclosure of the risks associated with investing in U.S. large-capitalization equity securities.

Response: The Trust has added the requested risk disclosure.

Additional Information About the Fund’s Principal Investment Strategies

25.          Comment: The first two sentences on page 17 describe the Fund’s strategy simply and clearly. Consider including those sentences in the strategy section of the Prospectus Summary.

Response: In response to other comments provided, the Trust has revised the disclosure in the strategy section of the fund summary section of the prospectus and believes the Fund’s strategy is more clearly described in the revised disclosure.

26.          Comment: At the top of page 19, the disclosure states that “[t]he Fund’s investment objective may be changed by the Board without shareholder approval. Additionally, the Fund may liquidate and terminate at any time without shareholder approval.” Disclose if shareholders will receive prior notice of either of these events.

Response: The Trust has revised the disclosure as requested.

27.          Comment: On page 23, Tax Risk, please consider including risk disclosure regarding the possibility that if a shareholder purchases Shares after the Outcome Period has begun, and shortly thereafter the Fund makes a distribution payment, the new purchaser will be taxed on the entire amount of the distribution.

Response: The Trust notes that the fund summary risk disclosure includes the following disclosure:  “Additionally, buying securities shortly before the record date for a taxable dividend or capital gain distribution is commonly known as ‘buying the dividend.’ In the event a shareholder purchases Shares shortly before such a distribution, the entire distribution may be taxable to the shareholder even though a portion of the distribution effectively represents a return of the purchase price.” Accordingly, no revisions have been made in response to this comment.

28.          Comment: On page 30, the disclosure states “[a] discussion regarding the basis for the Board’s approval of the Investment Management Agreement will be available in the Fund’s first annual or semi-annual report to shareholders.” Please specify either the annual or the semi-annual report and disclose the period of the report. See Item 10(a)(1)(iii) of Form N- 1A.

Response: The Trust will revise the above-cited disclosure as requested prior to effectiveness of the Registration Statement.

AllianzIM U.S. Large Cap Buffer15 Apr ETF and AllianzIM U.S. Large Cap Buffer25 Apr ETF

29.          Comment: Please address comments 4 through 28 above as they apply to the disclosure concerning these Funds.

Response: The Trust confirms that changes made with respect to the AllianzIM U.S. Large

Cap Buffer10 Apr ETF will be made with respect to the AllianzIM U.S. Large Cap Buffer20 Apr ETF (formerly, AllianzIM U.S. Large Cap Buffer15 Apr ETF), as applicable.  As noted above, the AllianzIM U.S. Large Cap Buffer25 Apr ETF will be removed from the Registration Statement.

AllianzIM International Buffer15 Apr ETF

30.          Comment: Please address the comments 4 through 28 above as they apply to the disclosure concerning this Fund.

Response: As noted above, this Fund will be removed from the Registration Statement.

31.          Comment: On page 2, in Principal Investment Strategies, General Strategy Description, the disclosure states “[u]nder normal market conditions, the Fund intends to invest substantially all of its assets in FLexible EXchange Options… that reference the [TBD INTERNATIONAL] Price Return Index… .” The disclosure further states that the [TBD INTERNATIONAL] Price Index is a market-weighted index composed of common stocks of companies from various industrial sectors whose primary trading markets are located outside the United States. As the Fund’s name includes the word “International,” please confirm supplementally that the FLexible EXchange Options in which the Fund will invest substantially all its assets, have economic characteristics similar to common stocks of companies whose primary trading markets are located outside the United States.

Response: This Fund will be removed from the Registration Statement.

AllianzIM Emerging Markets Buffer20 Apr ETF

32.          Comment: Please address comments 4 through 28 above as they apply to the disclosure concerning this Fund.

Response: As noted above, this Fund will be removed from the Registration Statement.

33.        Comment: On page 2, the first line of Principal Investment Strategies, General Strategy Description, the disclosure states that “[u]nder normal market conditions, the Fund invests at least 80% of its net assets in instruments that create exposure to emerging markets equity securities.” Regarding this disclosure, please address the following comments:

a. Immediately following the phrase “at least 80%,” please insert the parenthetical “(plus any borrowings for investment purposes)”; and

b. Please confirm supplementally that the instruments referred to in the disclosure have economic characteristics similar to emerging markets equity securities.

Response: This Fund will be removed from the Registration Statement.

Statement of Additional Information

34.          Comment: In Investment Restrictions and Policies, Fundamental Investment Restrictions, the disclosure states the Fund shall not:

(3) Make loans if, as a result, more than 33 1/3% of its total assets would be lent to other persons, including other investment companies to the extent permitted by the 1940 Act or any rules, exemptions or interpretations thereunder which may be adopted, granted or issued by the

SEC. This limitation does not apply to …engaging in direct corporate loans in accordance with its investment objectives and policies… [emphasis added].

Please explain supplementally why the limitations on the Fund’s ability to make loans under the 1940 Act does not apply to the Fund’s “engaging in direct corporate loans.”

Response: The above-referenced fundamental investment restriction recites each Fund’s policy with respect to making loans to other persons, as required by Section 8(b)(1) of the 1940 Act, and excepts from that restriction engaging “in direct corporate loans in accordance with [the Fund’s] investment objectives and policies,” as well as the purchase of debt securities, other debt instruments and loan participations.  In general, “direct corporate loans” or direct investments in corporate loans are investments in new corporate loans where a fund may invest as an initial investor and have a direct contractual relationship with the borrower (as opposed to a participation interest where the fund’s sole contractual relationship is with the seller of the interest).  Purchasing loans or an interest in a loan in this fashion would allow a fund to avoid the credit risk of the agent bank or other intermediary.  The Trust does not believe that a limitation on the purchase of direct corporate loans (or the purchase of any of the other loan instruments excepted from the restriction) is required by the 1940 Act.  In this regard, as noted above, Section 8(b)(1) of the 1940 Act requires that each Fund include a recital of the policy in respect to making loans, but there is no requirement that loans are limited or prohibited. Notwithstanding the foregoing, the Trust notes that the Funds do not currently intend to invest in direct corporate loans.

Please direct any questions or comments relating to this filing to me at the above-referenced telephone number, or to Miranda Sturgis, at 215-564-8131.

Very truly yours, /s/ J. Stephen Feinour, Jr. J. Stephen Feinour, Jr.

cc. Erik Nelson